
November 10, 2021

Joshua T. Brumm
President and Chief Executive Officer
Dyne Therapeutics, Inc.
830 Winter Street
Waltham, Massachusetts 02451

> **Re: Dyne Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 4, 2021**
> **File No. 333-260755**

Dear Mr. Brumm:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stuart M. Falber, Esq.